OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	THE REPUBLIC OF AUSTRIA

November 24, 2025

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Oesterreichische Kontrollbank Aktiengesellschaft

Republic of Austria

Registration Statement under Schedule B

File No. 333-291571

Ladies and Gentlemen:

Reference is made to the Registration Statement on Schedule B (the “Registration Statement”) (File No. 333-291571) filed by Oesterreichische Kontrollbank Aktiengesellschaft (the “Bank”) and the Republic of Austria (the “Republic”) with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Bank and the Republic, pursuant to Rule 461 under the Securities Act, respectfully request acceleration of the effective date of the Registration Statement so that it becomes effective at 10:00 a.m. Eastern Time on November 26, 2025, or as soon as practicable thereafter.

Very truly yours,

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	THE REPUBLIC OF AUSTRIA

/s/ Elisabeth Schneider	/s/ Mag. Christoph Kreutler
Elisabeth Schneider	Mag. Christoph Kreutler
Senior Director	Director, Head of the Division for Export Financing, International Export Promotion Policy and State Guarantees, Ministry of Finance of the Republic of Austria
/s/ Maximilian Plattner
Maximilian Plattner
Director

cc:	Marc O. Plepelits
Allen Overy Shearman Sterling LLP
Leo Borchardt
Davis Polk & Wardwell London LLP